PROBATION TRACKER, INC.

12441 WEST 49TH AVENUE, STE 4

WHEAT RIDGE, CO 80033

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(303) 431-9500

September 28, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn: Charli Gibbs-Tabler

Re:	Probation Tracker, Inc. Application for Withdrawal on Form RW For Form 10-12B (File 001-41483)

Ladies and Gentlemen:

Probation Tracker, Inc. (the Company) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended, that the Compnay’s filing on Form 10-12B (File No. 001-41483), initially filed with the Securities and Exchange Commission (the “SEC”) on August 25, 2022, together with all exhibits thereto (the “Form 10”), be withdrawn effective immediately. No securities have been distributed under the Form 10, which has not been declared effective by the SEC.

The Company has decided to withdraw this Form 10 because Lifeloc Technologies, Inc. (“Lifeloc”), the owner of all of the Company’s shares, has canceled its plans to distribute the Company’s shares to the stockholders of Lifeloc. Accordingly, we request that the SEC issue an order granting the withdrawal of the Form 10, including all exhibits, effective as of the date of this letter or at the earliest practicable date hereafter.

If you require additional information, please contact me at (303) 796-9192.

Sincerely,

/s/ Vern Kornelsen

Vern Kornelsen

Secretary